Exhibit 99

Federal Housing Finance Board

)
In the Matter of:	)
	)	Federal Housing Finance Board
Federal Home Loan Bank of Chicago	)	Supervisory Action No. 2008-SUP-01
)

Amendment to Consent Order to Cease and Desist

WHEREAS, the Federal Housing Finance Board (“Finance Board”) has supervisory authority over the Federal Home Loan Bank of Chicago (“Bank”) pursuant to 12 U.S.C. §§ 1422a(a)(3) and 1422b(a)(1), and the authority to compel the actions, limitations, and prohibitions contained herein; and

WHEREAS, Section 6(b)(2) of the Federal Home Loan Bank Act (Bank Act), 12 U.S.C. § 1426(b)(2) (1994) (Section 6(b)(2)), which applies to the Bank, provides that for each member of the Bank the ratio of Bank capital stock to outstanding advances must at all times be equal to or greater than 5 percent; and

WHEREAS, on October 10, 2007 the Finance Board, acting pursuant to the authority conferred by 12 U.S.C. § 1422b(a)(5), and in accordance with a STIPULATION AND CONSENT TO THE ISSUANCE OF AN ORDER TO CEASE AND DESIST (Stipulation) executed by the Director of the Office of Supervision on October 9, 2007, issued a CONSENT ORDER TO CEASE AND DESIST (Consent Order) against the Bank; and

WHEREAS, the Consent Order, among other things, bars the Bank from redeeming or repurchasing its capital stock, but also permits the Bank to submit to the Finance Board a written request to modify or terminate, in whole or in part, any requirements of the Consent Order; and

WHEREAS, by letter dated June 30, 2008, the Bank has requested that the Finance Board amend Article II of the Consent Order so that any capital stock issued to support new advances could be redeemed by the Bank upon the repayment of those new advances; and

WHEREAS, the Bank believes that, because of the requirements of Section 6(b)(2) of the Bank Act, the Consent Order has discouraged members from obtaining new advances because of the uncertainty about whether the Bank would be permitted to redeem any stock that the members had been required to purchase in order to receive the new advances after the members had repaid those advances; and

WHEREAS, in support of its belief, the Bank has identified a number of members that have stated that they are unwilling to obtain any new advances from the Bank because of that uncertainty; and

WHEREAS, one element of the Bank’s strategic plan to improve its financial condition is to increase its outstanding advances, with the intent of generating low-risk earnings that could aid it in reducing its risk profile and improving its financial condition; and

WHEREAS, the Bank’s advances business has grown modestly since the imposition of the Consent Order, but has not grown commensurately with the growth in advances at the other eleven Federal Home Loan Banks; and

WHEREAS, the Finance Board believes that Article II of the Consent Order, which was intended to stabilize the capital of the Bank and support its financial condition, should not frustrate the Bank’s ability to increase its advances business by discouraging the members from obtaining new advances; and

WHEREAS, the Finance Board believes that the expanded growth of the advances portfolio could contribute to the long term stability of the Bank and benefit all members by allowing the Bank to increase its current and retained earnings, which could in turn facilitate dealing with other challenges; and

WHEREAS, in recent months the Bank has taken several steps to improve its financial condition, including reducing its overhead expenses and curtailing new purchases of mortgage loans, each of which is intended to address the Bank’s existing earnings and risk management problems; and

WHEREAS, the Finance Board believes that although it is necessary for the Bank to retain all of its existing capital stock in order to support the risks inherent in the existing assets, liabilities and hedging instruments of the Bank, it is also appropriate to encourage future growth in advances and earnings by allowing the limited redemptions of newly issued stock, as set forth herein; and

WHEREAS, the Finance Board has determined that allowing the Bank to take the actions specified herein is likely to improve its financial condition while preserving the stability of its existing capital.

NOW THEREFORE, pursuant to the authority vested in it by Section 2B(a)(5) of the Bank Act, 12 U.S.C. § 1422b(a)(5), the Finance Board hereby orders:

I.	That Article II of the Consent Order be amended to read as follows:

Article II

Redemption and Repurchase of Stock

(a)	Notwithstanding the minimum capital requirements set forth in Article I above and the provisions of 12 U.S.C. § 1426(e) (1994) and 12 C.F.R. § 925.29 (2001), and subject to paragraphs (b) and (c) below, the Bank shall immediately cease and desist from all repurchases and redemptions of its capital stock. This provision applies to any transaction by which the Bank could acquire its stock from a member or other institution, including any repurchase of excess stock, i.e., stock owned by an institution in excess of the amount required to be held pursuant to any statute or regulation, and any redemption of stock subsequent to a termination of membership, whether that termination occurs as a result of a withdrawal from membership, a relocation to another district, a merger into a non-member institution, or otherwise.

(b)	Notwithstanding paragraph (a), the Director of the Office of Supervision (“OS Director”) may, in his sole discretion, approve a written request from the Bank to redeem or repurchase shares of capital stock if the OS Director has determined in writing that the proposed redemptions or repurchases would be consistent with maintaining the capital adequacy of the Bank and its continued safe and sound operations.

(c)

Notwithstanding paragraphs (a) and (b), the Bank may repurchase or redeem newly issued capital stock from any member upon the following conditions: (i) the Bank issued the capital stock to the member on or after the date on which the Bank’s board approves these terms; (ii) the Bank issued the stock solely in order to allow the member to obtain a new advance in compliance with 12 U.S.C. § 1426(b)(2) (1994), which provides that a member’s aggregate outstanding advances shall not exceed twenty times the amount of Bank capital stock held by such member; (iii) the member has repaid in full the advance that was obtained using the newly issued capital stock; (iv) subsequent to the redemption or repurchase of the newly issued stock, the Bank remains in compliance with any applicable minimum capital requirement, including the capital requirements set forth in Article I of the Consent Order; and (v) the redemption or repurchase of such stock will not cause the Bank to violate any provision of the Bank Act, including 12 U.S.C. § 1426(f) (2000). Notwithstanding the above provision, the OS Director is hereby authorized to direct the Bank to halt the redemption or repurchase of stock pursuant to this paragraph if, in the sole discretion of the OS Director, the continuation of such transactions would be inconsistent with maintaining the capital adequacy of the Bank and its continued safe and sound operations, provided, however, that any such action by the OS Director shall be prospective only and shall not preclude the redemption or repurchase, under this paragraph, of stock issued by the Bank prior to the date on which the OS Directors acts.

II.	That in all other respects, the Consent Order remains unchanged and in full effect.

III.	That the amendment of Article II of the Consent Order shall not take effect until after the Bank has submitted to the OS Director a certified resolution of the Bank’s board of directors indicating its agreement to be bound by the terms of the amendment.

IT IS SO ORDERED, this 23d day of July 2008.

By the Board of Directors of the Federal Housing Finance Board

/s/ Ronald A. Rosenfeld
Ronald A. Rosenfeld
Chairman